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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Management of NXP B.V.
(formerly known as Philips Semiconductors International B.V.):

We consent to the use of our report dated March 22, 2007, with respect to the combined balance sheet of NXP B.V. (formerly known as Philips Semiconductors International B.V.) and the semiconductor businesses of Philips (Predecessor) as of December 31, 2005, and the related combined statements of operations, changes in business' equity and comprehensive income (loss), and cash flows for the years ended December 31, 2004 and 2005 and for the period January 1, 2006 through September 28, 2006 (Predecessor periods), included herein and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG accountants N.V.

Amstelveen, The Netherlands

April 19, 2007

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Consent of Independent Registered Public Accounting Firm